U.S. Precious Metals Inc.

15122 Tealrise Way

Lithia, FL 33547

June 22, 2011

Mr. Ethan Horowitz

Branch Chief

Securities and Exchange Commission

Washington, DC 20549

From: U.S. Precious Metals, Inc.

Subject:  Re: Comment Letter dated March 31, 2011

We have reviewed the referenced comment letter regarding our Form 10-K for Fiscal Year ended May 31, 2010 (“2010 Form 10-K”) and provide you with the responses set forth below. As discussed and agreed by the Staff at the Commission, we will include this information in our forthcoming Form 10-K for the annual period ended May 31, 2011 (“2011 Form 10-K”) rather than revising the 2010 Form 10-K.

1. In our 2011 Form 10-K, we will delete any reference therein to the terms “develop,” “development” or “production” throughout our document and we will use the terms “explore” or “exploration” instead, where appropriate.  We have included as an example, our proposed modifications to our 2011 filing found on page 5 below:

WE ARE AN EXPLORATION STAGE COMPANY WITH LIMITED OPERATING HISTORY

We are a exploration stage company with limited operating history. These two factors make it impossible to reliably predict future growth and operating results. Accordingly, we are subject to all the risks and uncertainties which are characteristic of a relatively new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of its business, in addition to normal business risks. We face a high risk of business failure because we have commenced extremely limited business operations and have no revenues. We were organized in 1998, have not earned any revenues as of the date of this Annual Report and have had only losses since our inception. We expect to continue to incur losses well into the future. Our activities to date have been limited to organizational efforts, including fundraising, acquiring the Solidaridad Concessions (as defined below), and conducting limited exploration on a small portion of the Solidaridad Property. There is no history upon which to base any assumption as to the likelihood that our business will be successful, and there can be no assurance that we will be able to raise sufficient capital to begin operations, that we will generate significant operating revenues in the future or that we will ever be able to achieve profitable operations in the future. We face all of the risks commonly encountered by other businesses that lack an established operating history, including, but not limited to, the need for additional capital and personnel, and intense competition.

2. With respect to the reference to the National Instrument 43-101 Compliant Report please note that the Company filed a Form 8-K on June 9, 2011 with respect to its recently completed geological report. As a result, the proposed language describing such report will read identical to the text in the referenced Form 8-K.

3. Mineral estimates are based on 2008 core drilling and assay results with drill site locations at approximately 100 meter spacing and differing inclinations to determine continuity of mineralized material within the vein structures. The intent was to adhere to Canadian standards to facilitate the potential listing on the TSX.

4. The use of the terms "proven and probable" resources was in error, and in the 2011 Form 10-K, we will replace such terms with "mineralized material."

5. Small scale maps have been provided below that include an index map of Michoacán showing the location of the concessions and a map with legend showing the drill hole locations. We will include these maps in our 2011 Form 10-K.

State of Michoacán, Mexico Index Map showing the location of the Solidaridad property, as indicated by the red star in the southeast corner of the state.

GUANAJUATO
JALISCO
MICHOACAN
COLIMA
MEXICO
GUERRERO
OCEANO PACIFICO
Laguna de Chapala
Morelia
Zamora
Uruapan
Pátzcuaro
Apatzingán
Lázaro Cárdenas
Zitácuaro
Tuzantla
Tiquicheo
Huetamo
Nocupétaro
App. 150 km to Morelia
USPR's Solidaridad property

2

Drill hole location map for the 2008 and 2010 drilling campaigns

North
North Zone
9,10
11
Main Zone
14,15
4,5,6,7,8,11,12
1,2,3
9,10
8
5,6,7
1,2,3,4
Southern Extension

Legend:

2008 drill locations
Interpreted mineralized trend, 2008
2010 drill locations
Interpreted mineralized trend, 2010
Access Roads
Scale:
100 M
Unrepaired roads

Topographic Map by: Topodigi, Morelia, Michoacán, Mexico

3

U.S. Precious Metals, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing.  The staff recognizes that comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking action with respect to the filing. U.S. Precious Metals, Inc. also understands that comments regarding proceedings initiated by the SEC are not a defense.

Sincerely,

/s/ David Burney

David Burney

President

U.S. Precious Metals, Inc.

816 565 2499

burndw@yahoo.com